Exhibit 2

6.12.2014

Casablanca and Cliffs, So Far, Prove a Bridge Too Far

By: David Benoit

A set of filings this week show Casablanca Capital and iron-ore miner Cliffs Natural Resources CLF +2.76% came oh-so-close to a settlement of their ongoing proxy fight before talks broke down in April.

The activist hedge fund of Donald Drapkin will now push forward with its campaign to take over a majority of Cliffs’s 11-person board. Since late January, Casablanca has been agitating to shake up Cliffs, the worst-performing stock in the S&P 500 over the previous 12-months when it was booted from the index in April. The stock is down 47% this year and down 78% since the start of 2012. It remains heavily shorted.

Casablanca, which owns 5.2% of Cliffs, spells out in detail in its proxy filing the distance the two sides went to reach a settlement that would have given the hedge fund three seats on a reduced nine-person board.

Casablanca’s desire for its nominee, Lourenco Goncalves, to be executive chairman with Cliffs’s CEO reporting directly to him proved to be the hang-up in the end, according to both. But each gives a slightly different take on the nearly two months of talks.

Both filings agree that talks began in earnest in early March, with Cliffs offering to put Casablanca’s Mr. Drapkin on the board, an offer Mr. Drapkin rejected. A day later, Cliffs offered two board seats and the opportunity to appoint a third mutually agreed upon independent nominee. Casablanca again rejected that offer, and a day later said it would nominate six candidates.

On March 14, Cliffs Chairman James Kirsch met with Mr. Drapkin and, according to Casablanca’s filing, the two sides reached an outline of an agreement, which Mr. Kirsch signaled would be acceptable with some conditions. That pact centered on Casablanca getting three board seats and Mr. Goncalves becoming executive chairman, Casablanca says.

Mr. Kirsch said at the meeting, according to Casablanca’s filing, that “he thought the proposed terms would be acceptable and that, subject to Mr. Goncalves meeting the majority of the board members, he was prepared to recommend the proposed settlement to the entire Board.”

Cliffs’s filing includes no such mention of Mr. Kirsch agreeing to anything.

Casablanca’s filing then lays out the cross-country adventures of Mr. Goncalves as he met Cliffs board members: First to Cliffs’s headquarters in Cleveland, then to Milwaukee where one board member met him and another canceled a meeting, then to Houston, then to Washington, then to Fort Lauderdale, Fla. The first meeting was March 19; the last was April 10.

Cliffs’s filing states simply that Mr. Goncalves met the board members in March and April and the board then determined it wasn’t in best interests of shareholders to name Mr. Goncalves executive chairman.

On April 21, Cliffs rejected the settlement offer. Both filings state that the company signaled it would consider a settlement that didn’t include naming Mr. Goncalves as executive chairman. Casablanca hasn’t proposed such a settlement, arguing it needs more board seats or the executive chairmanship to “effect the necessary change.”

The sides are now back on track for a shareholder vote to determine the board makeup, though even that will have some unusual steps.

Cliffs has taken the unusual step of nominating only nine members for the board, essentially conceding two nominees to Casablanca. Cliffs’s filing says based on its conversations with shareholders it believes the stockholders would support Casablanca having a minority representation on the board.

6.12.2014

Cliffs Natural Resources: What Else Could Go Wrong?

By: Ben Levisohn

In a letter to shareholders, Casablanca Capital explained why they think much of Cliffs Natural Resources’ board has to go.

Since we began our campaign to create value for all of Cliffs’ shareholders late last year, we have consistently emphasized that the Company is substantially undervalued as a result of strategic missteps, blatant mismanagement and a misalignment of incentives between Cliffs’ shareholders and its Board of Directors and management…

A majority of the current Board and nine-member slate of Directors up for reelection approved both the $4.9 billion Consolidated Thompson transaction to acquire the Bloom Lake project and the subsequent $1.5 billion in capital expenditures. These ill-conceived investments were part of a broader diversification strategy that included the Coal, Chromite, Wabush and Amapá projects for a total outlay of $9 billion. None of these projects currently contributes one cent to earnings…

6.11.2014

Cliffs' Shareholders Likely To Begin Ousting Its Board Next Month

By: Zvi Bar

Cliffs Natural Resources (CLF) (CLV) is troubled and the clearest course to a solution is restructuring. Such restructuring must occur not only among the company's growth strategy, but also its leadership. Many shareholders will likely jump-start this needed transformation by voting alongside Casablanca Capital in its endeavor to elect new members to Cliffs' board of directors at the annual meeting on July 29.

Near the start of 2014, Casablanca Capital, an investment fund that had amassed a 5.2% stake in Cliffs, proposed a split of the company, where the North American assets would be converted to a master limited partnership and its international assets would become a standalone corporation.

Beyond these abovementioned measures, Casablanca has argued that Cliffs made multiple "knee jerk reactions and entrenchment tactics." Even before Casablanca arrived, Cliffs' board engaged in entrenchment tactics, including proposals to remove shareholders' rights to approve bylaw amendments and eliminate cumulative voting, both of which failed to gain shareholder approval in 2013.

Examples Casablanca presents in response to its engagement include that roughly two weeks after filing its 13-D, Casablanca proposed Lourenco Goncalves as Cliffs' next CEO. Its basis was that Goncalves has experience as a CEO of a metals company where he created value for shareholders, while Gary Halverson, who whom Cliffs brought in as president and COO, had never led a company. Cliffs appeared to acknowledge Halverson's need for on the job training in his hiring as they did not place him in the CEO role immediately, despite needing one. In any event, the day after Casablanca proposed Goncalves, Cliffs officially appointed Halverson as CEO. The timing, from the perspective of Casablanca, was undoubtedly an insult.

Cliffs' dubious to outright hostile treatment of Casablanca's proposals did not end there. The following month, in the days after Casablanca rejected a Cliffs proposal that it receive two board seats and no more, Casablanca nominated six alternative directors. The following day, Cliffs indefinitely delayed the company's annual meeting. The following month, Cliffs set an annual meeting date after Casablanca forced the issue. Below is a timetable that Casablanca prepared, highlighting these events. (click to enlarge)

Casablanca appears most disappointed with James Kirsch, who was appointed the Chairman of the Board last year and who has been on the board since 2010. Kirsch and five other current board members (Richard K. Riederer, Susan M. Cunningham, Barry J. Eldridge, Susan M. Green

and Janice K. Henry) approved the Bloom Lake acquisition that squandered billions, and Kirsch was the most senior executive and apparent puppet master behind Cliffs' reactions to Casablanca.

Casablanca has argued that because the Asian assets will likely be nearly depleted by the end of the decade, it is not a core asset and a sensible one to sell or spin off.

5.13.2014

Is Cliffs Natural Resources Inc on Its Last Legs?

By: Rupert Hargreaves

There is also the issue of Casablanca Capital, an activist investment fund, which is pressing for the breakup of Cliffs' and the replacement of the company's management.

Casablanca has some great ideas for Cliffs, which I have covered here. However, Casablanca's most attractive proposal is the replacement of Cliffs' management. Casablanca claims that Cliffs' current management team has been in place while the company has destroyed nearly $9 billion of shareholder value.

The fund also notes that Lourenco Goncalves, a board member Casablanca is putting up for election, has purchased 50,000 shares in Cliffs. This fact in itself does not seem important, but according to Casablanca, Cliffs' management team (including the CEO, Executive Chairman, and other board members) have purchased only 3,460 shares in Cliffs for cash. This shows almost no faith in the company.

4.30.2014

Cliffs Natural Resources: $120 Iron Ore Is Really, Really Important

By: Ben Levisohn

It’s not hard to see why this year has been difficult for Cliffs Natural Resources. Earnings were disappointing; its Bloom Lake project is a disaster; and it’s engaged in a battle with Casablanca Capital over the future of the company.

4.24.2014

Miner Cliffs slides to first-quarter loss

Reporting by: Nicole Mordant

Editing by: Matthew Lewis

Cliffs Natural Resources Inc, which is facing off against an activist investor who wants to break up the company, reported a first-quarter loss on Thursday on the back of lower market prices for iron ore and metallurgical coal.